Exhibit 21.1

Subsidiaries

Name	Jurisdiction
DLQ, Inc. (formerly Logiq, Inc. (NV))	Nevada
Fixel AI Inc.	Delaware
Rebel AI Inc.	Delaware
Tamble, Inc.	Delaware
Push Interactive, LLC	Minnesota
Fixel Israel Ltd.	Israel
Battle Bridge Acquisition Co, LLC	Wyoming